Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ in millions)

	Three Months Ended June 30, 2016	Six Months Ended June 30, 2016
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$94	$181
One-Third of Rents, Net of Income from Subleases	8	15

Total Fixed Charges	$102	$196

Earnings:
Income Before Income Taxes	$427	$862
Fixed Charges	102	196

Total Earnings	$529	$1,058

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	5.19x	5.40x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$144	$280
One-Third of Rents, Net of Income from Subleases	8	15

Total Fixed Charges	$152	$295

Earnings:
Income Before Income Taxes	$427	$862
Fixed Charges	152	295

Total Earnings	$579	$1,157

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	3.81x	3.92x